UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Asbury Automotive Group, Inc.

(Name of Issuer)

Common Stock (par value $.01 per share)

(Title of Class of Securities)

043436104

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Asbury Automotive Holdings L.L.C.*
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person CO

* On December 29, 2006, Asbury Automotive Holdings L.L.C. (“AAH”) dissolved and distributed its remaining shares of Asbury Automotive Group, Inc. (“Asbury”) common stock. Following AAH’s dissolution, the voting provisions of the shareholders agreement, dated as of March 1, 2002 (as amended, the “Shareholders Agreement”), among Asbury, AAH and certain other Asbury shareholders, including the other parties included in this Schedule 13G filing (the “Signatories”), terminated. Termination of the voting provisions of the Shareholders Agreement also means that the Signatories no longer constitute a control group for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. Therefore, the Signatories who were required to make filings with Securities and Exchange Commission under Section 16 solely because of their participation in the Shareholders Agreement will no longer be required to do so.

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ripplewood Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person PN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Collins Family Parnters, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person PN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Timothy C. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) C.V. Nalley, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 1.5%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Thomas F. McLarty, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Luther Coggin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Charlie (C.B.) Tomm and Anita Desaussure Tomm, Tenants by the Entireties
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 305,706
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 305,706
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,706
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.9%
12	Type of Reporting Person OO

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) John R. Capps
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 50,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) JIW Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,280,037
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,280,037
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,037
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.8%
12	Type of Reporting Person CO

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) JIW Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 117,554
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 117,554
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,554
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12	Type of Reporting Person OO

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) DMCD Auto Irving, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person CO

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Robert E. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 329,378
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 329,378
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 329,378
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gibson Family Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,340
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,340
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,340
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12	Type of Reporting Person PN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Thomas G. McCollum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 92,729
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 92,729
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,729
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) SLT/TAG Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Oregon
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person CO

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Noel E. Daniels
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Nancy D. Noble
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,106
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,106
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,106
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

CUSIP NO. 043436104

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Steve M. Inzinna
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer:

ASBURY AUTOMOTIVE GROUP, INC.

	(b)	Address of Issuer’s Principal Executive Offices:

622 THIRD AVENUE 37TH FLOOR NEW YORK, NY 10017

Item 2.	(a)	Names of Persons Filing:

RIPPLEWOOD PARTNERS L.P.
COLLINS FAMILY PARTNERS, L.P.
TIMOTHY C. COLLINS
C.V. NALLEY III
THOMAS MCLARTY III
LUTHER COGGIN
CHARLIE (C.B.) TOMM AND ANITA DESAUSSURE TOMM, TENANTS BY THE ENTIRETIES
JOHN R. CAPPS
JIW ENTERPRISES, INC.
JIW FUND I, LLC
DMCD AUTOS IRVING, INC.
ROBERT E. GRAY
GIBSON FAMILY PARTNERSHIP, L.P.
THOMAS G. MCCOLLUM
SLT/TAG INC.
NOEL E. DANIELS
NANCY D. NOBLE
STEVE M. INZINNA

	(b)	Address of Principal Business Office or, if none, Residence:

RIPPLEWOOD PARTNERS L.P. ONE ROCKEFELLER PLAZA 32ND FLOOR NEW YORK, NY 10020

COLLINS FAMILY PARTNERS, L.P. C/O RIPPLEWOOD PARTNERS L.P. ONE ROCKEFELLER PLAZA 32ND FLOOR NEW YORK, NY 10020

TIMOTHY C. COLLINS C/O RIPPLEWOOD PARTNERS L.P. ONE ROCKEFELLER PLAZA 32ND FLOOR NEW YORK, NY 10020

C.V. NALLEY III 87 WEST PACES FERRY ROAD ATLANTA, GA 30305

THOMAS MCLARTY III C/O KISSINGER MCLARTY ASSOCIATES 1775 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006

LUTHER COGGIN C/O COGGIN AUTOMOTIVE GROUP 4306 PABLO OAKS COURT JACKSONVILLE, FL 32224

CHARLIE (C.B.) TOMM AND ANITA DESAUSSURE TOMM, TENANTS BY THE ENTIRETIES c c/o COGGIN AUTOMOTIVE GROUP 44306 PABLO OAKS COURT J JACKSONVILLE, FL 32224

JOHN R. CAPPS C/O PLAZA MOTOR COMPANY 11830 OLIVE BLVD. ST. LOUIS, MO 63141

JIW ENTERPRISES, INC. C/O JEFFREY I. WOOLEY COURTESY AUTOMOTIVE GROUP MERCEDES BENZ OF TAMPA 4636 N. DALE MABRY HWY TAMPA, FL 33614

JIW FUND I, LLC C/O JEFFREY I. WOOLEY COURTESY AUTOMOTIVE GROUP MERCEDES BENZ OF TAMPA 4636 N. DALE MABRY HWY TAMPA, FL 33614

DMCD AUTOS IRVING, INC. C/O DAVID MCDAVID MCDAVID SPORTS HOLDINGS 17120 DALLAS N. TOLLWAY, S# 240 DALLAS, TX 75248

ROBERT E. GRAY C/O GRAY-DANIELS AUTO FAMILY 6060 I-55N JACKSON, MS 39211

GIBSON FAMILY PARTNERSHIP, L.P. 810 MT. MORO RD. VILLANOVA, PA 19085

THOMAS G. MCCOLLUM C/O DAVID MCDAVID AUTO GROUP 3600 WEST AIRPORT FREEWAY IRVING, TX 75062

SLT/TAG INC. C/O TONKON TORP LLP 1600 PIONEER TOWER 888 SW FIFTH AVENUE PORTLAND, OR 97204

NOEL E. DANIELS C/O GRAY-DANIELS AUTO FAMILY 6060 I-55N JACKSON, MS 39211

NANCY D. NOBLE C/O COGGIN AUTOMOTIVE GROUP 4306 PABLO OAKS COURT JACKSONVILLE, FL 32224

STEVE M. INZINNA C/O GRAY-DANIELS AUTO FAMILY 6060 I-55N JACKSON, MS 39211

(c)	Citizenship:

RIPPLEWOOD PARTNERS L.P. - DELAWARE
COLLINS FAMILY PARTNERS, L.P. - DELAWARE
TIMOTHY C. COLLINS - USA

C.V. NALLEY, III - USA
THOMAS MCLARTY III - USA
LUTHER COGGIN - USA
CHARLIE (C.B.) TOMM AND ANITA DESAUSSURE TOMM, TENANTS BY THE ENTIRETIES - USA
JOHN R. CAPPS - USA
JIW ENTERPRISES, INC. - FLORIDA
JIW FUND I, LLC - USA
DMCD AUTOS IRVING, INC. - TEXAS
ROBERT E. GRAY - USA
GIBSON FAMILY PARTNERSHIP, L.P. - PENNSILVANIA
THOMAS G. MCCOLLUM - USA
SLT/TAG INC. - OREGON
NOEL E. DANIELS - USA
NANCY D. NOBLE - USA
STEVE M. INZINNA - USA

	(d)	Title of Class of Securities:

COMMON STOCK, PAR VALUE $.01 PER SHARE

	(e)	CUSIP Number:

043436104

Item 3.		NOT APPLICABLE

Item 4.		Ownership

	(a)	Amount beneficially owned:

SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES.

	(b)	Percent of Class:

SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES.

	(c)	Number of shares as to which such person has:

		(i).	Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES.

		(ii).	Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES.

	(iii).	Sole power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES.

	(iv).	Shared power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

SEE EXHIBIT 1 ATTACHED HERETO.

Item 10.	Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

RIPPLEWOOD PARTNERS L.P.
by:	/s/ Christopher Minnetian
Name: Christopher Minnetian

COLLINS FAMILY PARTNERS, L.P.
by:	/s/ Timothy Collins
Name: Timothy Collins

TIMOTHY C. COLLINS
by:	/s/ Timothy Collins
Name: Timothy Collins

C.V. NALLEY, III
by:	/s/ C.V. Nalley, III
Name: C.V. Nalley, III

THOMAS MCLARTY, III
by:	/s/ Thomas McLarty
Name: Thomas McLarty

LUTHER COGGIN
by:	/s/ Luther Coggin
Name: Luther Coggin
Title: Chairman – Coggin Automotive Group

CHARLIE (C.B.) TOMM AND ANITA DESAUSSURE TOMM, TENANTS BY THE ENTIRETIES
by:	/s/ Charlie Tomm
Name: Charlie Tomm

JOHN R. CAPPS
by:	/s/ John R. Capps
Name: John R. Capps

JIW ENTERPRISES, INC.
by:	/s/ Jeffrey Wooley
Name: Jeffrey Wooley

JIW FUND I, LLC
by:	/s/ Jeffrey Wooley
Name: Jeffrey Wooley

DMCD AUTOS IRVING, INC.
by:	/s/ David McDavid
Name: David McDavid

ROBERT E. GRAY
by:	/s/ Robert E. Gray
Name: Robert E. Gray

GIBSON FAMILY PARTNERSHIP, L.P.
by:	/s/ T.R. Gibson
Name: T.R. Gibson

THOMAS G. MCCOLLUM
by:	/s/ Thomas G. McCollum
Name: Thomas G. McCollum
Title: Pres. / CEO

SLT/TAG INC.
by:	/s/ Scott L. Thomason
Name: Scott L. Thomason
Title: President

NOEL E. DANIELS
by:	/s/ Noel E. Daniels
Name: Noel E. Daniels

NANCY D. NOBLE
by:	/s/ Nancy D. Noble
Name: Nancy D. Noble

STEVE M. INZINNA
by:	/s/ Steve Inzinna
Name: Steve Inzinna

Exhibit 1

NOTICE OF DISSOLUTION OF A GROUP

On December 29, 2006, Asbury Automotive Holdings L.L.C. (“AAH”) dissolved and distributed its shares of Asbury Automotive Group, Inc. (“Asbury”) common stock among certain funds affiliated with Freeman Spogli & Co (the “FS Funds”).

Following AAH’s dissolution, the voting provisions of the shareholders agreement, dated as of March 1, 2002 (as amended, the “Shareholders Agreement”), among Asbury, AAH and certain other Asbury shareholders (the “Signatories”), terminated. Consequently, Ripplewood Partners L.P. no longer controls any Asbury shares and the FS Funds will directly own and have sole voting power over the Asbury shares held by each of them. As of the date of dissolution, the FS Funds collectively held approximately 17.7% of Asbury’s outstanding shares and the Signatories collectively controlled approximately 7.2% of Asbury’s outstanding shares.

Termination of the voting provisions of the Shareholders Agreement also means that the Signatories no longer constitute a control group for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. Therefore, the Signatories who are required to make filings with Securities and Exchange Commission under Section 16 solely because of their participation in the Shareholders Agreement will no longer be required to do so. All further filings with respect to transactions by the Signatories in Asbury common stock will be filed, if required, in the Signatories’ individual capacities.

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Amendment Number 5 to Schedule 13G to which this Joint Filing Agreement is attached (the “Schedule”), relating to the common stock, par value $0.01 per share, of Asbury Automotive Group, Inc (“Common Stock”), is being filed with the Securities and Exchange Commission on behalf of each of them.

This Joint Filing Agreement may be signed in one or more counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of February 14, 2007.

RIPPLEWOOD PARTNERS L.P.
by:	/s/ Christopher Minnetian
Name: Christopher Minnetian

COLLINS FAMILY PARTNERS, L.P.
by:	/s/ Timothy Collins
Name: Timothy Collins

TIMOTHY C. COLLINS
by:	/s/ Timothy Collins
Name: Timothy Collins

C.V. NALLEY, III
by:	/s/ C.V. Nalley, III
Name: C.V. Nalley, III

THOMAS MCLARTY, III
by:	/s/ Thomas McLarty
Name: Thomas McLarty

LUTHER COGGIN
by:	/s/ Luther Coggin
Name: Luther Coggin
Title: Chairman – Coggin Automotive Group

CHARLIE (C.B.) TOMM AND ANITA DESAUSSURE TOMM, TENANTS BY THE ENTIRETIES
by:	/s/ Charlie Tomm
Name: Charlie Tomm

JOHN R. CAPPS
by:	/s/ John R. Capps
Name: John R. Capps

JIW ENTERPRISES, INC.
by:	/s/ Jeffrey Wooley
Name: Jeffrey Wooley

JIW FUND I, LLLC
by:	/s/ Jeffrey Wooley
Name: Jeffrey Wooley

DMCD AUTOS IRVING, INC.
by:	/s/ David McDavid
Name: David McDavid

ROBERT E. GRAY
by:	/s/ Robert E. Gray
Name: Robert E. Gray

GIBSON FAMILY PARTNERSHIP, L.P.
by:	/s/ T.R. Gibson
Name: T.R. Gibson

THOMAS G. MCCOLLUM
by:	/s/ Thomas G. McCollum
Name: Thomas G. McCollum
Title: Pres. / CEO

SLT/TAG INC.
by:	/s/ Scott L. Thomason
Name: Scott L. Thomason
Title: President

NOEL E. DANIELS
by:	/s/ Noel E. Daniels
Name: Noel E. Daniels

NANCY D. NOBLE
by:	/s/ Nancy D. Noble
Name: Nancy D. Noble

STEVE M. INZINNA
by:	/s/ Steve Inzinna
Name: Steve Inzinna